EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of terms of our common stock, par value $0.00001 per share (the “common stock”) is based upon our certificate of incorporation, as amended (the “Certificate of Incorporation”), our bylaws, as amended (the “Bylaws”) and applicable portions of the General Corporation Law of the State of Delaware (the “DGCL”). This summary is not complete and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation, the Bylaws and the applicable portions of the DGCL. For a complete description of the terms and provisions of the common stock, refer to the Certificate of Incorporation and Bylaws, which are filed as exhibits to this Annual Report on Form 10-K. We encourage you to read these documents and the applicable portions of the DGCL carefully. Throughout this exhibit, references to “Titan Machinery,” the “Company,” “we,” and “our” refer to Titan Machinery Inc.

As of January 31, 2020, we had one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Capital Stock

Under our Certificate of Incorporation, our authorized capital stock consists of 45,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 undesignated shares, par value $0.00001 per share (the “undesignated shares”), from which our board of directors (the “Board”) is authorized to issue preferred stock and establish the rights, preferences and privileges with respect to such shares of preferred stock. As of March 31, 2020, we had 22,335,152 shares of common stock issued and outstanding and no undesignated shares issued and outstanding.

Common Stock

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including in the election of directors.

Subject to the rights or preferences of the holders of any outstanding shares of preferred stock or other classes and series of shares, the holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available.

In the event of our dissolution, liquidation or winding up, after payment or provision for payment of all of our liabilities and any liquidation preference of any outstanding preferred stock or other classes and series of shares, the holders of our common stock are entitled to receive pro rata our remaining assets.

Our Certificate of Incorporation provides for a classified board of directors. We have three classes of directors, Class I, Class II and Class III, with each class of directors serving three-year terms that end in successive years. The classes of directors are set in as nearly equal number of directors as reasonably possible. Our Bylaws provide that directors are elected by a plurality of the votes of the stockholders present in person or represented by written proxy at the meeting. As a result, the nominees for director receiving the highest number of affirmative votes will be elected. The common stock does not have cumulative voting rights in the election of directors. Our Bylaws provide that, except as otherwise required by applicable law, the Certificate of Incorporation or the Bylaws, all matters, other than the election of directors, are to be decided by the affirmative vote of a majority of the shares present or represented at the meeting and entitled to vote on the matter.

All shares of outstanding common stock are fully paid and non-assessable. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of our holders of common stock are subject to the rights of the holders of any class or series of preferred stock or other class or series of shares that we may designate in the future from the undesignated shares. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of common stock.

Our common stock is traded on The Nasdaq Global Select Market under the symbol “TITN”. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Undesignated Shares

The Board may by resolution and without stockholder approval establish from the undesignated shares different classes or series of shares (including other classes or series of preferred stock), with such designations, voting power, preferences, rights qualifications, limitations, restrictions, dividends, time and prices of redemption, and conversion rights as the Board may establish. The issuance of such capital stock could adversely affect the rights and voting power of the holders of common stock, entitle holders to greater liquidation preferences or Board representation than the holders of our common stock or prevent or delay a change in control.

Anti-Takeover Provisions

Certain provisions of the DGCL and our Certificate of Incorporation and Bylaws could have anti-takeover effects and may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. As a result, these provisions could adversely affect the price of our common stock.
Election and Removal of Directors
The Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under Certificate of Incorporation, the Board is classified into three classes of directors. Only one class of directors stands for election at each annual meeting, and directors are elected to serve three-year terms. In addition, the Certificate of Incorporation provides that vacancies and newly created directorships on the Board may be filled only by the Board. Under the Certificate of Incorporation, directors may only be removed for cause, and only with the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares entitled to vote generally in the election of directors.
Special Stockholder Meetings
Under the Certificate of Incorporation, only the chairman of the Board, the chief executive officer, the president, or the Board pursuant to a resolution approved by the Board may call special meetings of stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than those proposals and nominations made by or at the direction of chairman of the Board or the Board.
Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. In addition, generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Stockholder Action by Written Consent Not Permitted
The Certificate of Incorporation does not permit stockholders to act by written consent without a meeting.

No Cumulative Voting
Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. The Certificate of Incorporation does not permit cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of common stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence the Board’s decision regarding a takeover.
Undesignated Shares
The authorization of preferred stock from the undesignated shares makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.
Amendment of Provisions in Certificate of Incorporation and Bylaws
The amendment of most of the above provisions in the Certificate of Incorporation and Bylaws requires approval by holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares of the Company entitled to vote generally in the election of directors.
These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.